Exhibit 99.1

TARENA APPOINTS NEW CHIEF FINANCIAL OFFICER AND CHANGES BOARD COMPOSITION

BEIJING, February 27, 2020 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), today announced that it has appointed Mr. Kelvin Wing Kee Lau as the Company's chief financial officer, effective on March 1, 2020. Mr. Lau succeeds Mr. Dennis Yuduo Yang, who has resigned from the Company and will assist with the transition for a short period of time.

Prior to joining us, Mr. Lau was the chief financial officer of Square Panda Inc., a U.S.-based AI education start-up company, between July 2018 and August 2019. Between March 2007 and June 2018, Mr. Lau first served as the chief financial officer of Perfect World Co., Ltd., a China-based online game company (“Perfect World”) listed on Nasdaq between 2007 and 2015, and later as the chief financial officer of Perfect World Holding Co., Ltd., the holding company of Perfect World. Between November 2004 and February 2007, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. From 1990 to 2000, Mr. Lau worked at Hong Kong, Shanghai and Beijing offices of PricewaterhouseCoopers, lastly as a senior manager in Beijing. Mr. Lau received his bachelor's degree in business administration from Hong Kong Baptist University in 1990. He received his EMBA degree in 2011 from Cheung Kong Graduate School of Business in China. Mr. Lau is a member of Association of Chartered Certified Accountants and Hong Kong Institute of Certified Public Accountants.

In addition to the new chief financial officer appointment, Mr. Arthur Wong has been appointed as an independent director of the Company. Mr. Wong has also been appointed as the chairman of the audit committee of the board, as well as members of the compensation committee and the nominating and corporate governance committee. Mr. Jonathan Xiaosong Zhang has resigned from the board for personal reasons. Mr. Zhang's resignation did not result from any disagreement with the Company. These changes will be effective on March 1, 2020.

Mr. Wong currently serves as an independent director and chairperson of the audit committees of the following public companies: Daqo New Energy Corp. (NYSE: DQ), China Maple Leaf Educational Systems Limited (HKSE:1317) and Canadian Solar Inc. (Nasdaq: CSIQ). Between January 2013 and November 2018, Mr. Wong served as the chief financial officer of Radio Cultural Transmission Co., Ltd. an early stage music production company in Beijing, China. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainty surrounding management’s ongoing evaluation of any potential restatements to any of the Company’s previously filed financial statements, the types of errors and adjustments that may be required in any such restatement, the extent of any material weaknesses or significant deficiencies in the Company’s internal and disclosure controls, how promptly and thoroughly the recommendations of the audit committee can be implemented, potential legal or regulatory action related to the matters under investigation, and adverse decisions by the SEC or Nasdaq. In addition, the Company faces other risks and uncertainties that could affect its ability to complete the restatement of its financial statements, to file its periodic reports, and to regain compliance with the Nasdaq listing requirements. Further information regarding these and other risks, uncertainties or factors is included in Tarena's filings with the Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers child education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn